U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING
S.E.C. File No. 0-25430


(Check One):
X Form 10-K and Form 10-KSB
  Form 20-F
  Form 11-K
  Form 10-Q and Form 10-QSB
  Form N-SAR

For the period ended December 31, 1996

  Transition Report on Form 10-K
  Transition Report on Form 20-F
  Transition Report on Form 11-K
  Transition Report on Form 10-Q
  Transition Report on Form N-SAR

For the transition period
ended:________________________________________

Read Attached Instruction Sheet Before Preparing Form.
Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing check above, identify the Item(s) to which the notification
relates:
_____________________________________________________
____________________________________________________________

Part I - Registrant Information

Full name of Registrant:  Ridgewood Electric Power Trust IV
Former name if applicable:
________________________________________________
____________________________________________________________

Address of Principal Executive Office (Street and Number)
947 Linwood Avenue
Ridgewood, New Jersey 07450-2939
(City, State and Zip Code)

Part II - Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

 X (a) The reasons described in reasonable detail in part III of this form could not be eliminated without unreasonable effort or expense;
 X (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
    (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, Form 20-F, Form 11-K, Form 10-Q, Form 10-QSB and Form N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. (Attach Extra Sheets if Needed)

     Preparation of the Registrant's financial statements was delayed by the need to restate the Registrant's financial statements and by necessary upgrading of the Registrant's cash management and internal financial reporting processes. Further, necessary review of the report by senior executives has not been completed. All necessary information has been received, and the Registrant believes that the Form 10-K will be filed by April 15, 1997.

Part IV - Other Information

(1)  Name and telephone number of person to contact in regard to this notification:
Martin V. Quinn       (201)         447-9000
(Name)             (area code)     (telephone number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                             x  Yes           No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
           X Yes       No
    If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Registrant withdrew its election to be a business development company on October 3, 1996. It has determined, on the advice of its independent accountants, that it should change its basis of accounting for its investments in independent power projects to consolidated reporting or reporting on the equity method. The Registrant is restating prior year financial statements accordingly.


RIDGEWOOD ELECTRIC POWER TRUST IV
(Name of Registrant as specified in charter) has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  March 28, 1997
By /s/ Martin V. Quinn
Martin V. Quinn, Senior Vice
President and Chief Financial
Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal
Criminal Violations (see 18 U.S.C. 1001).